

November 2, 2010

Mr. Bradley J. Holiday
 Chief Financial Officer
CALLAWAY GOLF COMPANY
2180 Rutherford Road
Carlsbad, California 92008

> **Re: Callaway Golf Company**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-10962**
>
> **and**
>
> **Definitive 14A**
> **Filed April 1, 2010**
> **File No. 1-10962**

Dear Holiday:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended December 31, 2009)

Note 4. Investments, page F-15

Investment in Golf Entertainment International Limited Company

1.   With respect to your investment in preferred shares of Golf Entertainment International (GEI), please provide us with a summary of your most recent impairment analysis. Include a discussion of the major assumptions underlying such analysis.

2. We note that you and other GEI shareholders have entered into certain loan agreements with GEI to provide funding to GEI for certain capital projects as well as operational needs. Please tell us (i) the maximum amount that can be drawn by GEI under these loan agreements, (ii) your portion of the overall funding commitment, and (iii) the approximate breakdown between capital projects and operational needs of amounts borrowed by GEI.

3. Please provide us with a summary of interest on your loans to GEI since you made your original investment in GEI during the fourth quarter of 2006. In this regard, we note the disclosure in Note 4 that you will receive annual interest at market rates on the loaned amounts. However, the amount of accrued interest recorded by you appears to have increased substantially in recent periods. In your response, please tell us the interest rate on the loans, and show separately the amounts accrued and the amounts received from GEI for interest on such loans.

Definitive Proxy Statement on Schedule 14A

General

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and tell us the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact

Tonya Bryan, Staff Attorney at (202) 551-3601or me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief